8/12

04036214

Follow-Up Materials

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Cogenix Industrial Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 16 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2990 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: dw

DAT : 8/12/04

FILE 82-2990



ARIS
1-31-04

# GLOBAL COGENIX INDUSTRIAL CORPORATION

## ANNUAL REPORT

## JANUARY 31, 2004

## NOTICE OF ANNUAL GENERAL MEETING

NOTICE is herby given that the Annual General meeting of GLOBAL COGENIX INDUSTRIAL CORPORATION (the "Company") will be held on July 23, 2004 at Suite 1000-625 Howe St., Vancouver, B.C. at the hour of 11:00a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending January 31, 2004 together with the auditors report therein.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect Directors to hold office until the next Annual General Meeting.
5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per shares, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
6. To consider, and if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options Previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
7. To consider, and if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 14 th day of June 2004

**BY ORDER OF THE BOARD OF DIRECTORS**
**OF GLOBAL COGENIX INDUSTRIAL CORPORATION**

Signed *"Arthur W Lilly"* Arthur W. Lilly, President

# GLOBAL COGENIX INDUSTRIAL CORPORATION

## INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT June 14, 2004

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of GLOBAL COGENIX INDUSTRIAL CORPORATION (the Company) to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE REPRESENTATIVES OF THE COMPANY. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OF INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any manner by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxy holder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE

PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters, which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSTED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT. PACIFIC CORPORATE TRUST COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1300-1111 West Georgia Street, Vancouver, B.C. V6E 4M3, at any time up to and including the last business day preceding the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 19,162,893 common shares of the Company are presently issued and outstanding.

Only those common shareholders of record on June 18, 2004 will be entitled to vote at the meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

| **Name** | **Number of Shares** | **Percentage of Outstanding Shares** |
|---|---|---|
| N/A | - | - |

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for elections as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at six (6) and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

| Name & present Position with the Company | Date first Appointed | Present occupation and if not elected director, occupation for past five years | Number of Shares owned |
|---|---|---|---|
| Arthur W. Lilly<br>President | Dec. 30,'98 | Director of the Company, formerly Vice-president of Finance of Canlan<br>Investment Corp. of Vancouver | 178,000<br>(direct)<br>1,683,880<br>(indirect) |
| Robert Hughes<br>Director | Dec.30'98 | Director of the Company and<br>President of Avance Venture Corp. and General Energy Corporation | 100<br>(direct)<br>962,500<br>(indirect) |
| Arthur Willson Lilly, Jr.<br>Director | Feb.10,'01 | Director of the Company and Hydro<br>Projects Consultant | 55,000<br>(direct) |
| John B. Ross<br>Director | June 10,'02 | President, Rosstree Capital Corp. | 650,000<br>(direct) |
| Bruce Sellars | – | Consulting Engineer and formerly<br>Manager, Business Development Epcor Power Development | 63,000<br>(direct) |
| Thomas R. Pallone | – | Tax Auditor, formerly Supervisor, Income Tax Branch, Province of British Columbia | Nil |

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out hereunder the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Arthur W. Lilly, John B. Ross, Robert Hughes and Arthur Willson Lilly Jr.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

During the most recently completed financial year ended January 31, 2004, the Company had one named Executive Officer, namely its President, Chief Executive Officer, and Chairman of the Board, Arthur W. Lilly.

**SUMMARY COMPENSATION TABLE**

| Annual Compensation | | | | | Long Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| **Name & Principal Position** | **Year Ending Jan 31** | **Salary $** | **Bonus $** | **Other Annual Compensation $** | **Securities Under Options granted** | **Resticted shares or restricted share units** | **LTIP Payouts $** | **All other Compensation $** |
| Arthur W Lilly | 2004 | - | - | 60,000(1) | 200,000 | - | - | Nil |
| | 2003 | - | - | 60,000(1) | - | - | - | Nil |
| | 2002 | - | - | 60,000(1) | - | - | - | Nil |

(1) paid to Utica resources Ltd., a company controlled by Arthur W. Lilly

**OPTIONS/SAR GRANTS DURING THE**

**MOST RENTLY COMPLETED FINANCIAL YEAR**

| Name | Securities under options granted (#common shares) | % Total options granted to emp. in financial year | Exercise price or base security ($/Security) | Market Value of securities underlying options on the date of grant ($/security) | Expiration date |
|---|---|---|---|---|---|
| N/A | Nil | N/A | N/A | — | — |

| Name | Securities Required on exercise (#) | Aggregate value realized ($) | Unexercised Options at F/Y end (#) Exercisable/unexercisable | Value of unexercised in the money options at F/Y end ($) exercisable/ unexercisable |
|---|---|---|---|---|
| Arthur W. Lilly | Nil | Nil | 200,000 | Nil/Nil |

Neither the Company nor any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers' which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiaries of the Company or a change in the executive officers' responsibilities following a change of control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements included with this information circular.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

## INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect in any transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements which will follow the mailing of this information circular.

## APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons in the enclosed Proxy intend to vote for the appointment of Wolrige Mahon Chartered Accountants, Vancouver, British Columbia, as auditors for the company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

## MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers at the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

## PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is the policy of the TSX Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to the directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange, and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such price per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling # 96/15 and subject to acceptance by the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to TSX Venture Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant, which has been previously approved by shareholders or may be granted an option, as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 14th day of June 2004

ON BEHALF OF THE BOARD OF DIRECTORS

Signed *"Arthur W. Lilly"*

Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION
(the 'Company')
Suite 214-3540 West 41st Avenue, Vancouver, BC V6N 3E6
TEL (604) 682-2201 FAX (604) 682-0318

# REPORT TO THE SHAREHOLDERS

June 14, 2004

Trading Symbol: TSX.V: GGX
and OTC: GBXIF

Global Cogenix Industrial Corporation (the "Company") has been focusing on its core business, which is the generation of hydroelectric power for resale.

The company's operation today consists of an interest in a Partnership that operates the hydroelectric facility located at Scuzzy Creek near Boston Bar, B.C. During the year 2003 this 7 megawatt hydroelectric plant returned to the Company $382,490 for principal and interest payments required for the long-term mortgage. The Boston Bar power plant is well financed with $639,130 in working capital as at December 31, 2003.

Global Cogenix is now focused on developing two hydroelectric projects at "Log Creek" and "Kookipi Creek", each located near Boston Bar, B. C. The Company submitted reports to Land & Water B.C. Inc. and responses from the various agencies are being reviewed.

The Company's two projects qualified under the B.C. Hydro Green Power Generation Request for Qualifications and the Call for Tender Process in 2003, however the company did not Tender a Bid due to B.C. Hydro Interconnection fees and transmission system upgrade fees which exceeded the estimated costs provided by our engineers.

These additional costs would have amounted to $25,000,000 to $32,500,000 over the 20 year term of the Power Purchase Contract. The Company anticipates that the next call for tenders will have a higher selling price for electric power generated and that B.C. Transmission Company will reconsider these system costs that B.C. Hydro required hydro developers to absorb without any compensation.

During 2003 the Company entered in a Letter of Intent and a Memorandum of Understanding with two United States developers of Solar Generation and Windpower Projects. It is the Company's intention to develop Windpower generation projects in the United States and projects being examined exceed the estimated power generation for the Log Creek and Kookipi Creek run of river projects located near Boston Bar, B.C.

The Company is currently constructing a Solar/Windpower demonstration project at Paso Robles, California which is expected to commence generation of electrical power by June 30, 2004.

The Land and Water applications for Kookipi Creek and Log Creek, each which flows into the Nahatlach River should be completed in 2004.

In regard to the two run of river projects, the Company is in discussions with a major construction company for equity financing and turnkey construction for the two projects.

**On behalf of the Board**

**Global Cogenix Industrial Corporation**

"Arthur W. Lilly"

Arthur W. Lilly, President

# PROXY

## GENERAL MEETING OF SHAREHOLDERS OF GLOBAL COGENIX INDUSTRIAL CORPORATION

**TO BE HELD AT** The Boardroom, 10th Floor, 625 Howe Street. Vancouver, British Columbia on July 23rd, 2004 at 11:00am Pacific Time.

**The undersigned Registered Shareholder of the Company hereby appoints,** Arthur W. Lilly, a Director of the Company, or failing this person, John B. Ross, a Director of the Company, or in place of the foregoing,

_______________________________. (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment therof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

**Resolutions** (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. To Appointment of Wolrige Mahon as auditors of the Company | | N/A | |
| 2. To authorize the Directors to fix the Auditor's remuneration | | | N/A |
| 3. To determine the number of Directors at 6 | | | N/A |
| 4. To elect as Director, Arthur W. Lilly | | N/A | |
| 5. To elect as Director, Bruce Sellars | | N/A | |
| 6. To elect as Director, John B. Ross | | N/A | |
| 7. To elect as Director, Robert Hughes | | N/A | |
| 8. To elect as Director, Thomas R. Pallone | | N/A | |
| 9. To elect as Director, Arthur Willson Lilly | | N/A | |
| 10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions | | N/A | |
| | | | |

**The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.**

**SIGN HERE:** _______________________________

**Date:** _______________________________

**Please Print Name:** _______________________________

***THIS PROXY FORM <u>MAY NOT BE VALID UNLESS</u> IT IS <u>SIGNED AND DATED</u>.***

**SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.**

FILE # 82-2950

# GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004 and 2003

## AUDITORS' REPORT

To the Shareholders of Global Cogenix Industrial Corporation:

We have audited the consolidated balance sheets of Global Cogenix Industrial Corporation as at January 31, 2004 and 2003 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

*"Wolrige Mahon"*

CHARTERED ACCOUNTANTS

Vancouver, B.C.
May 4, 2004

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

For the years ended January 31, 2004 and 2003

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Revenue** | | |
| Partnership income (Note 5) | **164,572** | 152,646 |
| Consulting fees | - | 40,000 |
| Other (Note 4) | - | 47,000 |
| | **164,572** | 239,646 |
| **Expenses** | | |
| Bank charges and interest (Note 6) | **71** | 5,065 |
| Business development costs | **912** | 1,532 |
| Communication and shareholder information | - | 5,310 |
| Consulting and management fees (Note 6) | **66,000** | 66,673 |
| Fees and licenses | **6,255** | 3,615 |
| Interest on long-term debt | **277,717** | 263,892 |
| Office and administration | **13,978** | 13,241 |
| Professional fees (Note 11) | **36,931** | (132,967) |
| Project investigation costs (Note 6) | **106,418** | 53,050 |
| Rent | **8,407** | 5,814 |
| Travel | **7,554** | 5,113 |
| | **524,243** | 290,338 |
| Operating loss | **(359,671)** | (50,692) |
| Forgiveness of debt (Note 7) | **90,500** | - |
| **Net loss** | **(269,171)** | (50,692) |
| Deficit, beginning end of year | **(8,170,563)** | (8,119,871) |
| **Deficit, end of year** | **(8,439,734)** | (8,170,563) |
| **Loss per share** | | |
| Basic and diluted | **0.017** | 0.003 |

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

January 31, 2004 and 2003

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash | **18,285** | 22,760 |
| Receivables | **4,025** | 2,769 |
| | **22,310** | 25,529 |
| Hydroelectric projects (Note 4) | **112,500** | 112,500 |
| Boston Bar Limited Partnership (Note 5) | **1,876,431** | 2,094,349 |
| | **2,011,241** | 2,232,378 |
| **Liabilities** | | |
| Current | | |
| Payables and accruals (Note 6) | **82,556** | 32,603 |
| Current portion of long term debt (Note 7) | **118,439** | 112,703 |
| | **200,995** | 145,306 |
| Long term debt (Note 7) | **2,391,080** | 2,593,735 |
| | **2,592,075** | 2,739,041 |
| **Share Capital and Deficit** | | |
| Share capital (Note 10) | **7,858,900** | 7,663,900 |
| Deficit | **(8,439,734)** | (8,170,563) |
| | **(580,834)** | (506,663) |
| | **2,011,241** | 2,232,378 |

Approved by Directors:

*"A. W. Lilly"* *"J.B. Ross"*

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended January 31, 2004 and 2003

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net loss for the year | **(269,171)** | (50,692) |
| Items not affecting cash | | |
| Share of income from limited partnership | **(164,572)** | (152,646) |
| Forgiveness of debt | **(90,500)** | - |
| | **(524,243)** | (203,338) |
| Changes in other non-cash operating items | **48,697** | (62,169) |
| Cash flow used in operating activities | **(475,546)** | (265,507) |
| **Investing activities** | | |
| Limited partnership drawings | **382,490** | 403,739 |
| **Financing activities** | | |
| Repayment of long term debt | **(106,419)** | (192,365) |
| Advances to related party | **-** | (1,000) |
| Issuance of share capital | **195,000** | 46,497 |
| Cash flow from (used in) financing activities | **88,581** | (146,868) |
| **Net decrease in cash** | **(4,475)** | (8,636) |
| Cash, beginning of the year | **22,760** | 31,396 |
| **Cash, end of the year** | **18,285** | 22,760 |
| Supplemental Cash Flow Information: | | |
| Interest paid | **277,717** | 288,953 |
| | **277,717** | 288,953 |

## Note 1 Nature of Operations

The Company was incorporated in 1983 under the British Columbia Company Act. Its principal business activity is acquiring interests directly and indirectly in electric power generation projects.

These financial statements are prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue in operation for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the year ended January 31, 2004, the Company reported a net loss of $269,171 (2003: $50,692) and had a working capital deficiency of $178,685 (2003: $119,777).

## Note 2 Significant Accounting Policies

### Basis of Consolidation

The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary, Cogenix Power Corp.

### Hydroelectric Projects

The costs capitalized include the Company's share of acquisition costs of the water license application. All other costs incurred by the Company related to the project have been expensed.

### Investment in Boston Bar Limited Partnership

The partnership is not subject to joint control. The Company, as a limited partner, does not have the ability to exercise control and the 25% interest in the Boston Bar limited partnership is accounted for on the equity basis.

### Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Note 2 Significant Accounting Policies (continued)

**Income Taxes**

Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

**Stock-based Compensation**

The Company records compensation expense associated with stock options granted to consultants, directors and employees using a fair value measured basis and records the expense when the options vest.

The adoption of this accounting policy for stock-based compensation has been applied prospectively to all stock options granted subsequent to February 1, 2003. During the comparative year, the Company followed the policy of disclosing on a pro-forma basis only the effect of accounting for stock options granted to employees and directors on a fair value basis.

The proceeds received by the Company on the exercise of options are credited to share capital.

**Loss per Share**

Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has been calculated using the weighted average number of common shares that would have been outstanding during the respective period had all of the stock options and warrants outstanding at year-end having a dilutive effect been converted into shares at the beginning of the year and the proceeds used to repurchase the company's common shares at the average market price for the year. Since the company is in a loss position this would be anti-dilutive, therefore, diluted loss per share is the same as basic loss per share.

### Note 3 Financial Instruments

The fair value of all items that meet the definition of a financial instrument approximate their carrying values. These items include cash, receivables, payables and accruals, due to related party and long term debt. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant credit, currency or interest rate risk arising from these financial instruments.

## Note 4 Hydroelectric Projects

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| Log Creek Project | **112,500** | 112,500 |
| Kookipi Creek Project | **-** | - |
| | **112,500** | 112,500 |

### Log Creek Project

The Company acquired a water license application in 1998 relating to the Log Creek catchment area hydroelectric development. Permitting and environmental studies are underway to be filed for approval by the Provincial Government of British Columbia in order to obtain a water license and commence construction of a power plant.

In September 2001, the Company entered into a Joint Development Agreement with EPCOR Power Development Corporation ("EPCOR") to undertake a 50-50 joint venture for the development of the Log Creek hydroelectric power project. To earn its 50% interest, EPCOR agreed to pay the Company $100,000 of consulting fees, and pay the permitting, licensing, and build design costs of the project. In addition, EPCOR provided $90,500 for the balance of the purchase of the water license application, of which the Company must reimburse EPCOR (see Note 7).

### Kookipi Creek Project

The Company acquired a water license application in 2002 relating to the Kookipi Creek catchment area hydroelectric development. Permitting and environmental studies are underway to be filed for approval by the Provincial Government of British Columbia in order to obtain a water license and commence construction of a power plant.

In December 2002, the Company entered into a Memorandum of Understanding with EPCOR to undertake a 50-50 joint venture for the development of the Kookipi Creek hydroelectric power project. To earn its 50% interest, EPCOR agreed to pay the Company $75,000 as an expense reimbursement which eliminated the costs incurred on the project with the remainder recorded as other income on the statement of earnings and deficit.

During the year ended January 31, 2004, the Company's joint development agreements for Log Creek and Kookipi Creek with EPCOR were terminated and all liabilities to EPCOR have been forgiven. The Company is now the sole owner of the Log Creek and Kookipi Creek water license application.

## Note 5 Boston Bar Limited Partnership

The Company owns a 25% interest in the Class A and B units of the Boston Bar Limited Partnership. The partnership was formed under the Limited Partnership Act (Ontario) for the purpose of constructing and operating a hydroelectric generating station. The Boston Bar generating station was commissioned in 1995.

Under the terms of the limited partnership agreement, the Company provided a limited recourse guarantee of the partnership's obligations, secured by a pledge of the Company's partnership units.

The financial statements of the limited partnership were audited by another firm of chartered accountants.

The Company's investment is summarized as follows:

| | **2004** | 2003 |
|---|---|---|
| | **$** | $ |
| Equity beginning of the year | **2,094,349** | 2,345,442 |
| Share of income | **164,572** | 152,646 |
| Drawings applied to long-term debt and interest | **(382,490)** | (381,633) |
| Drawings applied to guaranteed debts and other | **-** | (22,106) |
| Equity end of the year | **1,876,431** | 2,094,349 |

Summarized financial information of the limited partnership for the years ended December 31, 2004 and 2003 is as follows:

| | **2004** | 2003 |
|---|---|---|
| | **$** | $ |
| Balance Sheet | | |
| Current assets | **871,687** | 577,238 |
| Property and equipment | **7,729,036** | 8,406,008 |
| | **8,600,723** | 8,983,246 |
| Current liabilities | **232,557** | 182,267 |
| Partners' equity | **8,368,166** | 8,800,979 |
| | **8,600,723** | 8,983,246 |
| Statement of Earnings | | |
| Revenue | **2,376,449** | 2,028,736 |
| Operating expenses | **(602,331)** | (621,416) |
| Earnings before amortization | **1,774,118** | 1,407,320 |
| Amortization | **(676,973)** | (687,986) |
| Net earnings | **1,097,145** | 719,334 |

## Note 6 Related Party Transactions and Balances

During the year, the Company paid, or accrued as owing, consulting and management fees $60,000 (2003: $60,000) to a company controlled by a director, accounting fees of $4,000 (2003: $4,260) and project development fees of $44,600 (2003: $48,000) to relatives of a director, and interest of $NIL (2003: $5,010) to companies with a common director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in payables and accruals is $30,560 (2003: $5,210) owing to companies with a common director. These amounts are without interest and specific terms of repayment.

## Note 7 Long-Term Debt

| | **2004**<br>**$** | 2003<br>$ |
|---|---|---|
| Loan relating to the investment in Boston Bar Limited Partnership, bearing interest at 10.75% per annum, compounded monthly, repayable in blended monthly payments of $31,874 over a twenty year term to 2015, secured by a fixed and specific mortgage over the generating station and the partnership units. | **2,509,519** | 2,615,938 |
| Advances owing to EPCOR for share of costs and application of Log Creek water license. Repayment of the advances is due 90 days after commencement of commercial operations. During the year ended January 31, 2004, this debt was forgiven by EPCOR. | **-** | 90,500 |
| | **2,509,519** | 2,706,438 |
| Current portion of long-term debt | **(118,439)** | (112,703) |
| | **2,391,080** | 2,593,735 |

Principal repayments on long-term debt for the next five years are as follows:

| | |
|---|---|
| 2005 | 118,439 |
| 2006 | 138,189 |
| 2007 | 153,443 |
| 2008 | 170,382 |
| 2009 | 189,190 |

## Note 8 Income Taxes

The Company has losses for income tax purposes of approximately $3,776,000 available to reduce future years' taxable income. The related tax benefits of these deductions have not been recognized in the accounts as it is more likely than not that the benefits of the losses will expire before realization. The losses expire at various dates to 2011.

## Note 9 Commitment

The Company is party to a lease for office premises to December 2004 at a cost of approximately $11,400 per year.

## Note 10 Share Capital

**Authorized:**

100,000,000 common shares of no par value

**Issued:**

| | Shares | $ |
|---|---|---|
| Balance, January 31, 2002 | 16,208,927 | 7,617,403 |
| Shares issued for debt settlement (i) | 464,966 | 46,497 |
| Balance, January 31, 2003 | 16,673,893 | 7,663,900 |
| Shares issued on exchange of warrants (ii) | 2,000,000 | 195,000 |
| Balance at January 31, 2004 | 18,673,893 | 7,858,900 |

(i) In 2003, the Company issued 464,966 shares at $0.10 per share and 361,866 share purchase warrants exchangeable for one common share at a price of $0.10 per share to January 31, 2005 to settle debts of $46,497.

(ii) During the year, the Company issued 2,000,000 special warrants at $0.10 per special warrant. The warrants were exchanged for one common share plus an additional warrant. The additional warrants, which are outstanding at January 31, 2004, are exchangeable for one common share at a price of $0.15 to April 29, 2004 or at a price of $0.18 to October 30, 2005.

**Note 10 Share Capital (continued)**

**Stock Options**

The company has established a stock option plan whereby options may be granted to the company's directors, officers and employees for up to 10% of the common shares issued and outstanding.

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **Number of Shares** | **Weighted Average Exercise Price $** | Number of Shares | Weighted Average Exercise Price $ |
| Opening | **1,450,000** | **0.10** | 950,000 | 0.18 |
| Granted | - | - | 1,450,000 | 0.10 |
| Exercised | - | - | - | - |
| Expired | - | - | (950,000) | 0.18 |
| Closing | **1,450,000** | **0.10** | 1,450,000 | 0.10 |

As at January 31, 2004 the following stock options were outstanding:

| **Shares** | **Exercise Price $** | **Expiry Date** |
|---|---|---|
| 1,450,000 | 0.10 | July 25, 2006 |

For the year ended January 31, 2003, the fair value of stock options granted during the year was estimated at the date of the grant using a Black Scholes Option Pricing Model with the following assumptions: risk-free interest rate of 3.5%; dividend yield of 0%; volatility factor of the market price of the company's common shares of 225%; and, an average expected life of the options of 3.5 years. On a pro-forma basis, the net loss for the year ended January 31, 2003 would be increased by $54,971. Basic and diluted loss per share would be increased by $0.004.

**Share Purchase Warrants**

| | **2004** | | 2003 | |
|---|---|---|---|---|
| | **Number of Shares** | **Weighted Average Exercise Price $** | Number of Shares | Weighted Average Exercise Price $ |
| Opening | **361,866** | **0.10** | 250,000 | 0.10 |
| Issued | **2,000,000** | **0.15** | 361,866 | 0.10 |
| Exercised | - | - | (250,000) | 0.10 |
| Expired | - | - | - | - |
| Closing | **2,361,866** | **0.14** | 361,866 | 0.10 |

## Note 10 Share Capital (continued)

At January 31, 2004 the following share purchase warrants were outstanding:

| Shares | Exercise Price $ | Expiry Date |
|---|---|---|
| 361,866 | 0.10 | January 15, 2005 |
| 2,000,000 | 0.15 | April 29, 2004 or $0.18 to October 30, 2005 |
| 2,361,866 | | |

## Note 11 Professional Fees

In 2003, the Company was awarded $150,000 in regards to the Canadian Power Funding Corporation litigation dispute with the Company's solicitors. This amount has been used to reduce the professional fees.

## Note 12 Subsequent Events

(a) Subsequent to the year end, the Company issued 639,000 common shares at $0.10 per share pursuant to the exercise of stock options.

(b) Subsequent to year end, the Company granted 700,000 stock options at $0.10 per share exercisable for a one year period and 200,000 stock options at $0.12 per share exercisable for a two year period.

(c) Subsequent to year end, regulatory authorities accepted the Company's proposal to issue 363,750 common shares and 363,750 share purchase warrants in settlement of debt of $72,750. Two share purchase warrants are required to purchase one common share at $0.35 per share for a one year period.

(d) On February 1, 2004, the Company entered into a Memorandum of Understanding with Hudnut Industries Inc. ("Hudnut") for the development of wind projects.

Under the terms of the memorandum, the Company will be the owner of the projects and will be responsible for the funding, development and construction of these projects. Hudnut will be retained as a contractor providing consulting services for the development, construction and operation of the wind power projects. The Company will pay Hudnut $15,000 per month for a four-month period commencing February 1, 2004 after which time the contract is renewable on a month-to-month basis.

FILE # 82-2950

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

RECEIVED 2004 AUG 12 P 12:04 OFFICE OF INTERNATIONAL CORPORATE FINANCE



INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| GLOBAL COGENIX INDUSTRIAL CORPORATION | 2004/04/30 | 2004/06/24 |

ISSUER'S ADDRESS

#214 – 3540 West 41st Avenue

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6N 3E6 | 604 682 0318 | 604 682 2201 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| A.W. Lilly | President | 604 682 2201 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| awlilly@telus.net | Globalcogenix.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"A.W. Lilly"* | Arthur W. Lilly | 2004/06/24 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"John B. Ross"* | John B. Ross | 2004/06/24 |

(Electronic signatures should be entered in "quotations".)

# GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

---

CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2004

(unaudited)

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

For the three months ended April 30, 2004 and 2003

| | 2004<br>$ | 2003<br>$ |
|---|---|---|
| **Revenue** | | |
| Partnership income | **36,392** | 46,643 |
| **Expenses** | | |
| B.C. Hydro bid tendering fees | - | 39,000 |
| Communications | **577** | 481 |
| Interest on long term debt | **63,838** | 68,607 |
| Professional fees | **13,629** | - |
| Management, consulting fees | **15,000** | 15,000 |
| Office and administration | **3,573** | 3,278 |
| Project investigation costs | **37,505** | 12,114 |
| Promotion | **80** | 34 |
| Travel | **994** | 1,018 |
| Transfer and filing fees | **4,236** | 3,170 |
| | **139,432** | 142,702 |
| **Net loss for the three months** | **(103,040)** | (99,059) |
| Deficit - Beginning | **(8,439,734)** | (8,170,563) |
| Deficit - Ending | **(8,542,774)** | (8,269,622) |
| **Loss per share** | | |
| Basic and diluted | **0.005** | 0.005 |

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

As at April 30, 2004 (unaudited) and January 31, 2004

| | April 30 2004 $ | January 31 2004 $ |
|---|---|---|
| **Assets** | | |
| Current | | |
| Cash | 1,672 | 18,285 |
| Receivables | 5,161 | 4,025 |
| Other | 1,447 | - |
| | 8,280 | 22,310 |
| Hydroelectric Projects | 112,500 | 112,500 |
| Boston Bar Limited Partnership | 1,819,005 | 1,876,431 |
| | $1,939,785 | 2,011,241 |
| **Liabilities** | | |
| Current | | |
| Payables and accruals | 95,221 | 82,556 |
| Current portion of long term debt | 118,000 | 118,439 |
| | 213,221 | 200,995 |
| Long term debt | 2,361,539 | 2,391,080 |
| | 2,574,760 | 2,592,075 |
| **Share Capital and Deficit** | | |
| Share capital (Note 10) | 7,907,799 | 7,858,900 |
| Deficit | (8,542,774) | (8,439,734) |
| | (634,975) | (580,834) |
| | 1,939,785 | 2,011,241 |

Approved by Directors:

*"A.W. Lilly"* *"John B. Ross"*

# GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended April 30, 2004 and 2003

| | 2004<br>$ | 2002<br>$ |
|---|---|---|
| **Cash provided by (used in):** | | |
| **Operating activities** | | |
| Net loss for the period | **(103,040)** | (99,059) |
| Items not affecting cash | | |
| Share of income from limited partnership | **(36,392)** | (43,643) |
| Changes in other non-cash operating items | **58,970** | 6,346 |
| Cash flow used in operating activities | **(80,462)** | (136,356) |
| **Investing activities** | | |
| Limited partnership drawings | **93,818** | 95,622 |
| **Financing activities** | | |
| Proceeds demand loan | - | 50,000 |
| Repayment of long term debt | **(29,980)** | (27,015) |
| | **(29,980)** | 22,985 |
| **Net decrease in cash during period** | **(16,624)** | (17,749) |
| Cash, beginning of the period | **18,285** | 22,760 |
| **Cash, end of the period** | **1,661** | 5,011 |

## Note 1 Basis of Presentation

These interim consolidated financial statements should be read in conjunction with the Corporation's most recent financial statements and notes included in the annual report for the year ended January 31, 2004. These financial statements follow the same accounting policies and methods as the most recent annual financial statements.

Historically, the first quarter operating results are not necessarily indicative of results to be expected for the entire year ending January 31, 2005.

## Note 2 Options and Warrants

As at April 30, 2004 there were 1,861,000 Stock Options and 2,361,866 share purchase warrants outstanding.

British Columbia
Securities Commission

# QUARTERLY AND YEAR END REPORT
**BC FORM 51-901F (previously Form 61)**

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| GLOBAL COGENIX INDUSTRIAL CORPORATION | 2004/04/30 | 2004/06/24 |

ISSUER'S ADDRESS

#214 – 3540 West 41st Avenue

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | B.C. | V6N 3E6 | 604 682 0318 | 604 682 2201 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| A.W. Lilly | President | 604 682 2201 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| awlilly@telus.net | Globalcogenix.com |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"A.W. Lilly"* | Arthur W. Lilly | 2004/06/24 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"John B. Ross"* | John B. Ross | 2004/06/24 |

(Electronic signatures should be entered in "quotations".)

SCHEDULE B: Supplementary Information

Item 1. For the current quarter under review:

Related party expenditures (paid or payable) consist of:
Consulting fees to a company controlled by a director $15,000 and consulting fees of $12,000 to a director. Amounts due to related parties amount to $30,789 as at April 30, 2004.

Item 2. For the quarter under review:

a. Summary of the securities issued during the quarter:
289,000 common shares at $0.10 per share

b. Summary options granted during the quarter:
700,000 common share options @ $0.10 to April 30, 2005

c. Summary of warrants granted during the quarter:
Nil

Item 3. At the end of the quarter April 30, 2004

a. Authorized share capital 100,000,000 common shares of no par value
Issued and outstanding 19,162,893 shares
b. Outstanding options – 1,861,000 at $0.10 per share to July 25, 2006
Outstanding warrants – 361,866 at $0.10 per share to January 15, 2005 and 2,000,000 @ $0.18 per share to October 15, 2005.

c. Listing of directors:

| | |
|---|---|
| Arthur W. Lilly | President & Director |
| Robert Hughes | Director & Secretary |
| Arthur Willson Lilly Jr. | Director |
| John B. Ross | Director |

Item 4. Subsequent Events:

a. Securities issued:
265,000 common shares issued for cash at $0.10 per share and 363,750 shares for debt issued at $0.20 per share.
b. Options granted:
100,000 at $0.10 per share to May 25, 2005
c. Warrants granted:
363,750 half warrants entitling the holder to purchase one common share for each full warrant at $0.35 per share

SCHEDULE C: MANAGEMENT DISCUSSION

MANAGEMENT DISCUSSION for the three months ended April 30, 2004

Global Cogenix Industrial Corporation, (the "Company") is in the hydroelectric generation business through a 25% Joint Venture interest in a 7 MW hydroelectric plant near Boston Bar, B.C.

The Company's operating results for the three months ended April 30, 2004 was a loss of $103,040 compared to a loss of $99,059 for the similar three months of 2003. The loss in 2004 is due to windpower project development costs of $37,505 and legal fees of $13,629. Development costs for Log Creek and Kookipi Creek run of river projects are being funded by other parties.

The operations for the period included the results of the Boston Bar Generating Station for January, February and March, 2004 whose revenue amounted to 84% of target revenue for the quarter. Results for the quarter were less than in 2003 due to high precipitation in the Scuzzy Creek drainage area in 2003.

The Company's working capital deficiency as at April 30, 2004 amounted to $203,941 (2003 $193,169) which includes the current portion of long-term debt of $118,000 (2003 $112,000) which is paid by the Boston Bar hydroelectric joint venture.

The Company is finalizing a Memorandum of Agreement to finance the Log Creek and Kookipi Creek run of river projects with an international construction company, which has been involved in the hydroelectric industry in British Columbia. The arrangements will include a complete design and build feature.

It is anticipated that B.C. Hydro will announce a Request for Proposal for electric power later in 2004.

In the interval, the Company is continuing the hydrology and other environmental matters in order to complete the B.C. Land and Power requirements needed to construct the power plants.

The Company has now entered into Windpower (and Solarpower) generation through construction of a Windpower/Solarpower demonstration project at Paso Robles, California. The project will be completed in July, 2004, whereupon electricity will be generated and sold locally.

Other windpower projects are being investigated in various communities in the United States and it is anticipated that substantial windpower projects will be under development later this year. The Company has retained specialists in windpower and solarpower generation in order to accelerate these Green Power electric generation projects.

Submitted on behalf of the Board of Directors.
Global Cogenix Industrial Corporation

*"A.W. Lilly"*

Arthur W. Lilly
President

FILE # 82-2990

# GLOBAL COGENIX ANNOUNCES A WINDPOWER AND SOLAR POWER GENERATION DEMONSTRATION PROJECT

**Vancouver, British Columbia May 14, 2004** – Global Cogenix Industrial Corporation **(TSX.V:GGX)** is pleased to announce that it has ordered the equipment for solar power units and wind turbines for installation at a demonstration site in California.

This development project will demonstrate the technology required to integrate solar power jointly with wind power generation and delivery to a user.

The business model, which is located on a landfill site, is fully permitted for the installation and electrical connection.

Arrangements have also been completed to sell the electric power generated by this solar/windpower installation.

Financing has been arranged for the project for a total turnkey cost of U.S.$245,500.

This is a new use for existing landfill and contaminated sites for the generation of green power. At this time there are several thousand landfill sites in the United States where this technology can be utilized.

An application has been submitted under the Self-Generation Incentive Program, Emerging Renewable Program, which provides substantial financial assistance for eligible California systems.

Completion of this self generation Demonstration project is scheduled for July, 2004.

**About Global Cogenix Industrial Corp.**

Global Cogenix Industrial Corp. (GCIC) is a power generation company located in Vancouver, British Columbia, specializing in hydroelectric power generation, GCIC operates as a partner in a 7 megawatt hydroelectric generating plant at Scuzzy Creek, British Columbia. Recently GCIC has diversified its plans to include wind power and solar power generation projects. Its goals are to become a major provider of electrical power using efficient, environmentally friendly systems. For further information on GCIC, please visit the Company's web site at www.globalcogenix.com

On behalf of the Board of Directors of
Global Cogenix Industrial Corporation

Arthur W. Lilly, President